UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 12, 2026 titled “Arcos Dorados B.V. Announces the Early Results of its Tender Offer for up to U.S.$150,000,000 Aggregate Principal Amount of its 6.125% Sustainability-Linked Senior Notes due 2029 (CUSIP NOS. 03965T AB9 / P04568 AB0)”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: February 12, 2026

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS B.V. ANNOUNCES THE EARLY RESULTS OF ITS TENDER OFFER FOR UP TO U.S.$150,000,000 AGGREGATE PRINCIPAL AMOUNT OF ITS 6.125% SUSTAINABILITY-LINKED SENIOR NOTES DUE 2029 (CUSIP NOS. 03965T AB9 / P04568 AB0)

Montevideo, Uruguay, February 12, 2026 – Arcos Dorados B.V. (the “Company”) today announced early tender results in connection with its previously announced offer to purchase for cash up to U.S.$150,000,000 aggregate principal amount (such amount, as the same may be increased in the sole discretion of the Company, the “Maximum Tender Amount”) of its outstanding 6.125% Sustainability-Linked Senior Notes due 2029 (the “Notes”) (the “Offer”). The complete terms and conditions of the Offer are set forth in the offer to purchase dated January 30, 2026 (the “Offer to Purchase”). Capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase.

The early tender time for the Offer was 5:00 p.m., New York City time, on February 12, 2026 (the “Early Tender Time”). The Company has been advised by Global Bondholder Services Corporation, the information and tender agent (the “Information and Tender Agent”), that, as of the Early Tender Time, U.S.$134,796,000 in aggregate principal amount of the Notes, or approximately 38.51% of the outstanding Notes, had been validly tendered (and not validly withdrawn) pursuant to the Offer. The Notes that have been validly tendered (and not validly withdrawn prior to or at the Early Tender Time) can no longer be withdrawn, except as may be required by applicable law. Holders who validly tendered their Notes at or prior to the Early Tender Time, in the manner described in the Offer to Purchase and subject to the Maximum Purchase Amount will be eligible to receive the Total Consideration. The Total Consideration includes the Early Tender Payment, plus Accrued Interest (as defined in the Offer to Purchase), on the Early Settlement Date, which is expected to be February 17, 2026, or as promptly as practicable thereafter.

Certain information related to the Notes and the Offer is listed in the table below.

Security Description	ISIN Number	CUSIP Number	Principal Amount Outstanding	Maximum Tender Amount	Purchase Price(1)	Early Tender Payment	Total Consideration(2)
6.125% Senior Notes due 2029	US03965TAB98 (144A) and USP04568AB06 (Regulation S)	03965T AB9 (144A) and P04568 AB0 (Regulation S)	U.S.$350,000,000	U.S.$150,000,000	U.S.$1,000	U.S.$30	U.S.$1,030

(1)         The amount to be paid for each U.S.$1,000 principal amount of Notes validly tendered and not validly withdrawn after the Early Tender Time and at or prior to the Expiration Time (as described herein) and accepted for purchase, excluding accrued and unpaid interest.

(2)       The Purchase Price plus the Early Tender Payment to be paid for each U.S.$1,000 principal amount of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time (as described herein) and accepted for purchase, excluding accrued and unpaid interest.

The Offer is scheduled to expire at 5:00 p.m., New York City time, on March 2, 2026, or any other date and time to which the Company extends the Offer (such date and time, as it may be extended with respect to the Offer, the “Expiration Time”). Holders who validly tender their Notes after the Early Tender Time and at or prior to the Expiration Time will only be eligible to receive the Purchase Price, plus Accrued Interest.

The obligation of the Company to purchase the Notes in the Offer is conditioned on the satisfaction or waiver of certain conditions described in the Offer to Purchase. The Company reserves the right, in its sole discretion, to amend or terminate the Offer at any time.

The Company is not soliciting consents to modify any of the covenants in the indenture governing the Notes. Any Notes that remain outstanding after the termination of the Offer will continue to be the Company’s obligations. Holders of those outstanding Notes will continue to have all the rights associated with the Notes and the indenture governing the Notes.

The Company has engaged BofA Securities, Inc. to act as dealer manager (the “Dealer Manager”) in connection with the Offer. Questions regarding the Offer may be directed to BofA Securities, Inc. at +1 (646) 855-8988 (collect) or +1 (800) 292-0070 (toll free). Requests for documentation may be directed to Global Bondholder Services Corporation, the information and tender agent for the Offer, at +1 (212) 430-3774 (for banks and brokers), +1 (855) 654-2015 (U.S. toll-free). Additional contact information is set forth below.

By Mail, Hand or Overnight Courier 65 Broadway – Suite 404 New York, NY 10006 Attention: Corporate Actions	By Facsimile Transmission +1 (212) 430-3775/3779 Attention: Corporate Actions	Confirmation by Telephone +1 (212) 430-3774 Toll free: +1 (855) 654-2015	E-mail contact@gbsc-usa.com

Copies of each of the Offer Documents are available at the following web address: https://www.gbsc-usa.com/arcos/

This press release is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes or any other securities, and is not an offer to sell or a solicitation of an offer to buy any securities. The Offer is being made solely pursuant to the terms of the Offer to Purchase. The Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the Dealer Manager or Global Bondholder Services Corporation makes any recommendation as to whether holders should tender or refrain from tendering their Notes. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender.

Investor Relations Contact Daniel Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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 About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and sub-franchise McDonald’s restaurants in 21 Latin American and Caribbean countries and territories. Arcos Dorados and its sub-franchisees together operate more than 2,500 restaurants and have more than 100,000 employees (as of 12/31/2025). The Company is committed to the development of the communities in which it operates by providing young people their first formal job opportunities and utilizing its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: https://ir.arcosdorados.com/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Offer. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward- looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.